

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Sung Lee
Chief Financial Officer
MorphoSys AG
Semmelweisstrasse 7
82152 Planegg, Germany

> **Re: MorphoSys AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 15, 2021**
> **File No. 001-38455**

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences